Exhibit 99.1

ReNew Announces Results for the Second Quarter

of Fiscal 2026 (Q2 FY26) and First Half of Fiscal 2026 (H1 FY26),

both ended September 30, 2025

November 10, 2025: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q2 FY26 and H1 FY26.

Operating Highlights:

•
As of September 30, 2025, the Company’s portfolio consisted of ~18.5 GWs (+1.1 GWh BESS), compared to ~15.6 GWs as of September 30, 2024. In addition, the Company has 6.5 GW solar module manufacturing facilities and a 2.5 GW solar cell manufacturing facility which is operational and is building a 4 GW solar cell manufacturing facility.
•
The Company’s commissioned capacity has increased 12.8% year-over-year to ~11.4 GWs (+150 MWh BESS) as of September 30, 2025. Subsequently, the Company has commissioned 212 MWs in October 2025, taking the total capacity as on date to ~11.6 GWs.
•
Total Income (or total revenue) for H1 FY26 was INR 79,715 million (US$ 898 million), compared to INR 54,713 million (US$ 616 million) for H1 FY25. Net profit for H1 FY26 was INR 9,806 million (US$ 110 million) compared to INR 5,333 million (US$ 60 million) for H1 FY25. Adjusted EBITDA for H1 FY26 was INR 53,459 million (US$ 602 million), as against INR 43,188 million (US$ 486 million) for H1 FY25.
•
Total Income (or total revenue) for Q2 FY26 was INR 38,557 million (US$ 434 million), compared to INR 29,887 million (US$ 337 million) for Q2 FY25. Net profit for Q2 FY26 was INR 4,675 million (US$ 53 million) compared to INR 4,939 million (US$ 56 million) for Q2 FY25. Adjusted EBITDA for Q2 FY26 was INR 26,240 million (US$ 296 million), as against INR 24,209 million (US$ 273 million) in Q2 FY25.
•
Revenue from sale of power for H1 FY26 was INR 51,548 million (US$ 581 million) compared to INR 48,342 million (US$ 545 million) for H1 FY25. Revenue from sale of power for Q2 FY26 was INR 26,076 million (US$ 294 million), compared to INR 26,008 million (US$ 293 million) for Q2 FY25.
•
Total income (or total revenue) for H1 FY26 includes external sales from our solar module and cell manufacturing operations amounting to INR 23,351 million (US$ 263 million). Net profit and Adjusted EBITDA for H1 FY26 from external sales from our solar module and cell manufacturing operations was INR 5,767 million (US$ 65 million) and INR 8,621 million (US$ 97 million) respectively.
•
Total income (or total revenue) for Q2 FY26 from our solar module and cell manufacturing operations was INR 10,128 million (US$ 114 million). Net profit and Adjusted EBITDA for Q2 FY26 from external sales from our solar module and cell manufacturing operations was INR 2,206 million (US$ 25 million) and INR 3,329 million (US$ 37 million) respectively.

Note: the translation of Indian rupee amounts into U.S. dollars has been made at INR 88.78 to US$ 1.00. See note below for more information.

Key Operating Metrics

As of September 30, 2025, our total portfolio consisted of ~18.5 GWs (+1.1 GWh BESS) and commissioned capacity was ~11.4 GWs (+150 MWh BESS), of which ~5.3 GWs were wind, ~6.1 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased 12.8% year-over-year, net of the 300 MWs of assets sold in Q1 FY26 and 300 MWs sold in Q4 FY25 as part of our capital recycling strategy.

In Q2 FY26, we commissioned 334 MWs, which included 284 MWs of wind and 50 MWs of solar capacity. In H1 FY26, we commissioned 1,022 MWs, of which 331 MWs was wind and 691 MWs was solar. Subsequent to the end of the quarter, the Company commissioned 212 MWs in October 2025, taking the total commissioned capacity as on date to ~11.6 GWs.

Electricity Sold

Total electricity sold in Q2 FY26 was 6,966 million kWh, an increase of 5.2% over Q2 FY25. Electricity sold in Q2 FY26 from wind assets was 4,179 million kWh, an increase of 3.5% from Q2 FY25. Electricity sold in Q2 FY26 from solar assets was 2,591 million kWh, an increase of 9.4% over Q2 FY25. Electricity sold for Q2 FY26 from hydro assets was 196 million kWh, a decrease of 8.2% over Q2 FY25.

Total electricity sold in H1 FY26 was 13,797 million kWh, an increase of 10.9% over H1 FY25. Electricity sold in H1 FY26 from wind assets was 7,723 million kWh, an increase of 10.4% over H1 FY25. Electricity sold in H1 FY26 from solar assets was 5,767 million kWh, an increase of 12.3% over H1 FY25. Electricity sold in H1 FY26 from hydro assets was 307 million kWh, a marginal decrease of 0.6% from H1 FY25.

Plant Load Factor

Our weighted average PLF for Q2 FY26 for wind assets was 37.3%, compared to 38.3% for Q2 FY25. The PLF for Q2 FY26 for solar assets was 19.4%, compared to 21.8% for Q2 FY25.

Our weighted average PLF for H1 FY26 for wind assets was 35.1%, compared to 33.4% for H1 FY25. The PLF for H1 FY25 for solar assets was 21.9%, compared to 24.4% for H1 FY25.

Total Income

Total Income for Q2 FY26 was INR 38,557 million (US$ 434 million), an increase of 29.0% over Q2 FY25. Total income benefited from higher revenue driven by an increase in operational capacity and external sales from our solar module and cell manufacturing operations, partially offset by revenue loss from 300 MWs sold in Q4 FY25 and 300 MWs sold in Q1 FY26 as part of our capital recycling strategy as well as a decline in PLFs compared to Q2 FY25. Total Income includes finance income and fair value change in warrants of INR 1,189 million (US$ 14 million).

Total income for Q2 FY26 from our solar module and cell manufacturing operations was INR 10,128 million (US$ 114 million). There was no income from our manufacturing business during Q2 FY25.

Total Income for H1 FY26 was INR 79,715 million (US$ 898 million), an increase of 45.7% over H1 FY25. Total income benefited from higher revenue driven by an increase in operational capacity, external sales from our solar module and cell manufacturing operations, and marginally higher wind PLFs, partially offset by revenue loss from 300 MWs sold in Q4 FY25 and 300 MWs sold in Q1 FY26 as part of our capital recycling strategy. Total Income for H1 FY26 includes finance income and fair value change in warrants of INR 2,418 million (US$ 27 million).

Total income for H1 FY26 includes external sales from our solar module and cell manufacturing operations amounting to INR 23,351 million (US$ 263 million). There was no income from our manufacturing business during H1 FY25.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q2 FY26 were INR 5,607 million (US$ 63 million) compared to INR 413 million (US$ 5 million) for Q2 FY25. Raw materials and consumables used for Q2 FY26 are primarily attributable to external sales from our solar module and cell manufacturing operations.

Raw materials and consumables used for H1 FY26 were INR 12,298 million (US$ 138 million), compared to INR 650 million (US$ 7 million) for H1 FY25. Raw materials and consumables used for H1 FY26 are primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee Benefits Expense

Employee benefits expense for Q2 FY26 was INR 1,420 million (US$ 16 million), compared to INR 1,156 million (US$ 13 million), an increase of 22.8% over Q2 FY25 due to an increase in headcount primarily attributable to our solar module and cell manufacturing operations.

Employee benefits expense for Q2 FY26 includes expense attributable to our solar module and cell manufacturing operations amounting to INR 429 million (US$ 5 million).

Employee benefits expense for H1 FY26 was INR 3,038 million (US$ 34 million), compared to 2,593 million (US$ 29 million) for H1 FY25, an increase of 17.2% due to an increase in headcount primarily attributable to external sales from our solar module and cell manufacturing operations, partially offset by lower expense with respect to employee share-based payments.

Employee benefits expense attributable to external sales from our solar module and cell manufacturing operations for H1 FY26 was INR 875 million (US$ 10 million).

Other Expenses

Other Expenses for Q2 FY26 were INR 4,331 million (US$ 49 million), compared to INR 2,948 million (US$ 33 million) for Q2 FY25. The increase was primarily due to external sales from our solar module and cell manufacturing operations and higher operations and maintenance costs related to MWs commissioned since Q2 FY25.

Other Expenses for Q2 FY26 includes expenses attributable to external sales from our solar module and cell manufacturing operations amounting to INR 577 million (US$ 7 million).

Other Expenses for H1 FY26 were INR 8,947 million (US$ 101 million), compared to INR 6,507 (US$ 73 million) for H1 FY25. The increase was primarily related to our solar module and cell manufacturing operations, an increase in O&M expenses, partially offset by lower overheads driven by cost optimization measures.

Other Expenses for H1 FY26 includes expense attributable to our solar module and cell manufacturing operations amounting to INR 1,332 million (US$ 15 million).

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q2 FY26 were INR 15,326 million (US$ 173 million), an increase of 21.7% over Q2 FY25. The increase in finance costs was primarily due to an increase in operational assets from Q2 FY25, and finance costs associated with manufacturing operations.

Finance costs and fair value change in derivative instruments for Q2 FY26 includes expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 332 million (US$ 4 million).

Finance costs and fair value change in derivative instruments for H1 FY26 were INR 29,779 million (US$ 335 million), an increase of 20.0% over H1 FY25. The increase in finance costs was primarily due to an increase in operational assets from Q2 FY25.

Finance costs for our solar module and cell manufacturing operations for H1 FY26 were INR 874 million (US$ 10 million).

Net Profit

The net profit for Q2 FY26 was INR 4,675 million (US$ 53 million) compared to INR 4,939 million (US$ 56 million) for Q2 FY25, with the decrease primarily driven by higher raw materials and consumables used, higher finance cost, lower PLFs, and sale of 600 MWs of assets in Q4 FY 25 and Q1 FY 26, partially offset by increase in revenue attributable to external sales from our solar module and cell manufacturing operations and lower tax incidence.

Net profit for Q2 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 2,206 million (US$ 25 million).

The net profit for H1 FY26 was INR 9,806 million (US$ 110 million) compared to net profit of INR 5,333 million (US$ 60 million) for H1 FY25, with the increase primarily driven by higher operating revenues, external sales from our solar module and cell manufacturing operations, and lower other expenses partially offset by higher scale linked financing costs & depreciation related to projects commissioned from Q2 FY25.

Net profit for H1 FY26 attributable to external sales from our module and cell manufacturing operations amounted to INR 5,767 million (US$ 65 million).

Adjusted EBITDA

Adjusted EBITDA for Q2 FY26 was INR 26,240 million (US$ 296 million), compared to INR 24,209 million (US$ 273 million) in Q2 FY25.

Adjusted EBITDA for Q2 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 3,329 million (US$ 37 million).

Adjusted EBITDA for H1 FY26 was INR 53,459 million (US$ 602 million) compared to INR 43,188 million (US$ 486 million) for H2 FY25.

Adjusted EBIDTA for H1 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 8,621 million (US$ 97 million).

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 26 Guidance

The Company reiterates its FY26 guidance and expects to complete the construction of 1.6 to 2.4 GWs by the end of Fiscal Year 2026. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY26 are subject to weather and resource availability. The Company continues to anticipate net gains in sales of assets, which is part of ReNew’s capital recycling strategy, and has included INR 1-2 billion related to asset sales in the Adjusted EBITDA. The Company now expects external sales from our solar module and cell manufacturing to contribute INR 10-12 billion of Adjusted EBITDA in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY26	INR 87 – INR 93 billion	INR 14 – INR 17 billion

Cash Flow

Cash generated from operating activities for Q2 FY26 was INR 28,814 million (US$ 325 million), compared to INR 20,159 million (US$ 227 million) for Q2 FY25. The increase was primarily driven by higher operating profit and lower working capital deployment due to decrease in inventories and increase in trade payables, partially offset by higher income tax paid. Cash generated from operating activities for H1 FY26 was INR 40,690 million (US$ 458 million), compared to INR 30,072 million (US$ 339 million) for H1 FY25. The increase was driven primarily by higher operating profit, lower working capital deployment due to increase in trade payables partially offset by increase in inventories.

Cash used in investing activities for Q2 FY26 was INR 37,626 million (US$ 424 million), compared to cash used amounting to INR 19,986 million (US$ 225 million) for Q2 FY25. Cash was primarily used for purchase of property, plant & equipment, investment in deposits and mutual funds having residual maturity of more than 3 months (net of redemption), partially offset by lower investment in jointly controlled entities. Cash used in investing activities for H1 FY26 was INR 59,584 million (US$ 671 million), compared to INR 60,441 million (US$ 681 million) used in H1 FY25. The decrease in cash used was mainly on account of lower investment in property, plant & equipment, and lower investment in jointly controlled entities, partially offset by higher investment in deposits having residual maturity of more than 3 months and mutual funds and loss on disposal of subsidiaries.

Cash generated from financing activities for Q2 FY26 was INR 14,858 million (US$ 167 million), compared to cash generated from financing activities of INR 1,254 million (US$ 14 million) in Q2 FY25. The cash was primarily generated from proceeds from interest bearing loans and borrowings (net of repayments) and proceeds from shares and compulsorily convertibles debentures (US$ 100million from British International Investments), partially offset by interest payments. Cash generated from financing activities for H1 FY26 was INR 17,793 million (US$ 200 million), compared to INR 21,333 million (US$ 240 million) generated in H1 FY25. The decrease was primarily due to lower proceeds (net of repayments) from interest bearing loans and interest paid, partially offset by proceeds from shares issued by subsidiaries.

Capital Expenditure

In Q2 FY26, we commissioned 50 MWs of solar and 284 MWs of wind projects for which our capex was INR 28,677 million (US$ 323 million).

In H1 FY26, we commissioned 691 MWs of solar and 331 MWs of wind projects for which our capex was INR 53,925 million (US$ 607 million).

Liquidity Position

As of September 30, 2025, we had INR 97,578 million (US$ 1,099 million) of cash and cash equivalents, bank balances and investments (including investment in liquid funds). This included an aggregate of cash and cash equivalents of INR 40,812 million (US$ 460 million), bank balances other than cash and cash equivalents of INR 41,322 million (US$ 465 million), deposits with maturities of more than 12 months (forming part of other financial assets) of INR 2,159 (US$ 24 million), and investments in liquid funds amounting to INR 13,286 (US$ 150 million).

Net Debt

Net debt as of September 30, 2025, was INR 652,768 million (US$ 7,353 million). Net debt as of September 30, 2025, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 24,078 (US$ 271 million).

Receivables

Total receivables as of September 30, 2025, were INR 30,086 million (US$ 339 million), of which INR 8,376 million (US$ 94 million) was unbilled and others including receivables against external sales from our solar module and cell manufacturing operations. The DSO from our IPP business was 84 days as on September 30, 2025, as compared to 94 days as of September 30, 2024, an improvement of 10 days year on year.

The DSO from our manufacturing operations was 29 days as on September 30, 2025.

Cash Flow to Equity (CFe)

CFe for Q2 FY26 was INR 4,585 million (US$ 52 million) compared to INR 5,980 million (US$ 67 million) for Q2 FY25 due to higher loan repayments and higher interest costs partially offset by higher Adjusted EBITDA.

CFe for H1 FY26 was INR 19,910 million (US$ 224 million) compared to INR 15,683 million (US$ 177 million) for H1 FY25 due to higher adjusted EBITDA partially offset by higher loan repayments and higher interest costs.

Other matters

On October 8, 2025, ReNew announced that it had agreed to sell its 300 MW solar project in Rajasthan to Sembcorp Green Infra Private Limited at an enterprise value of ~$191 million. A definitive agreement to this effect was signed on October 8, 2025, between Sembcorp Green Infra Private Limited, a wholly owned subsidiary of Sembcorp Industries and ReNew Private Limited for sale of ReNew Sun Bright Private Limited. The transaction is expected to close according to customary conditions and is expected to generate approximately $98 million in cash inflow for ReNew, subject to closing adjustments.

Best and final non-binding proposal received in October 2025

As announced on October 14, 2025, ReNew received a best and final non-binding proposal dated October 10, 2025, from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.15 per share (the “Possible Offer”). On October 28, 2025, the Company announced that it had reached an agreement in principle on the key financial terms of the Possible Offer, and the Special Committee of ReNew (the “Special Committee”), led by Manoj Singh, the Lead Independent Director, and advised by Rothschild & Co and Linklaters, has indicated to the Consortium that the key financial terms of the Possible Offer represent a value that it would unanimously recommend to ReNew shareholders to vote in favour of, should a final binding offer be made on these terms and subject to agreement on all other terms and conditions of such Possible Offer and definitive transaction documentation being agreed. No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the Possible Offer received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (7:00 PM IST) on November 10, 2025. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/5nhyfn8f or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339

France: (+33) 0800 981 498

Germany: (+49) 0800 182 7617

Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443

Japan: (+81) 005 3116 1281

Singapore: (+65) 800 101 2785

Sweden: (+46) 020 791 959

UK: (+44) 0800 051 8245

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 88.78 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2025. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Possible Offer with the Consortium, including expectation of shareholder support, timing or terms of any transaction with the Consortium resulting from the Possible Offer or any other alternative transactions, as well as statements concerning the Company’s anticipated disposals.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~18.5 GW (+1.1 GW BESS) on a gross basis as of November 10, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of Solar Cell manufacturing capacity and is expanding its solar cells manufacturing by 4GW in 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X, and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

ReNew | Anunay Shahi, Nitin Vaid | ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at September 30,
	2025	2025	2025
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	747,066	763,746	8,603
Intangible assets	36,217	35,449	399
Right of use assets	14,506	15,304	172
Investment in jointly controlled entities	381	377	4
Trade receivables	7,528	8,089	91
Investments	1,078	1,304	15
Other financial assets	6,497	8,840	100
Deferred tax assets (net)	7,073	8,107	91
Tax assets	8,770	7,673	86
Contract assets	2,724	2,933	33
Other non-financial assets	9,578	10,986	124
Total non-current assets	841,418	862,808	9,718
Current assets
Inventories	4,164	6,399	72
Trade receivables	16,740	21,997	248
Investments	264	13,286	150
Cash and cash equivalents	40,419	40,812	460
Bank balances other than cash and cash equivalents	40,099	41,322	465
Other financial assets	7,148	15,610	176
Contract assets	108	198	2
Other non-financial assets	5,476	8,375	94
	114,418	147,999	1,667
Assets held for sale	3,963	3,906	44
Total current assets	118,381	151,905	1,711
Total assets	959,799	1,014,713	11,429
Equity and liabilities
Equity
Issued capital	4,808	4,808	54
Share premium	154,204	154,842	1,744
Retained losses	(53,755)	(47,061)	(530)
Other components of equity	7,345	9,544	107
Equity attributable to equity holders of the parent	112,602	122,133	1,375
Non-controlling interests	18,510	18,613	210
Total equity	131,112	140,746	1,585
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	582,307	611,312	6,886
Lease liabilities	8,282	8,942	101
Other financial liabilities	6,576	17,323	195
Provisions	9,484	10,359	117
Deferred tax liabilities (net)	24,481	27,802	313
Other non-financial liabilities	1,122	1,281	14
Total non-current liabilities	632,252	677,019	7,626
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	140,711	139,034	1,566
- Interest accrued	5,405	6,103	69
Lease liabilities	977	1,017	11
Trade payables	8,173	12,176	137
Other financial liabilities	34,754	35,781	403
Tax liabilities (net)	378	958	11
Other non-financial liabilities	5,996	1,879	21
	196,394	196,948	2,218
Liabilities directly associated with the assets held for sale	41	—	—
Total current liabilities	196,435	196,948	2,218
Total liabilities	828,687	873,967	9,844
Total equity and liabilities	959,799	1,014,713	11,429

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended September 30,			For the six months ended September 30,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	26,735	36,266	408	49,546	75,264	848
Other operating income	280	157	2	457	348	4
Late payment surcharge from customers	—	—	—	7	—	—
Finance income	1,170	1,046	12	2,324	2,299	26
Other income	1,366	945	11	2,120	1,685	19
Change in fair value of warrants	336	143	2	259	119	1
Total income	29,887	38,557	434	54,713	79,715	898
Expenses
Raw materials and consumables used	413	4,432	50	650	12,635	142
Change in inventories of finished goods	—	1,175	13	—	(337)	(4)
Employee benefits expense	1,156	1,420	16	2,593	3,038	34
Depreciation and amortisation	5,220	6,284	71	10,063	12,331	139
Other expenses	2,948	4,331	49	6,507	8,947	101
Finance costs and fair value change in derivative instruments	12,597	15,326	173	24,812	29,779	335
Total expenses	22,334	32,968	372	44,625	66,393	748
Profit before share of loss of jointly controlled entities and tax	7,553	5,589	62	10,088	13,322	150
Share of loss of jointly controlled entities	(78)	(2)	(0)	(123)	(4)	(0)
Profit before tax	7,475	5,587	62	9,965	13,318	150
Income tax expense
Current tax	930	1,021	11	1,357	1,545	17
Deferred tax	1,606	(109)	(1)	3,275	1,967	23
Profit for the period	4,939	4,675	53	5,333	9,806	110
Weighted average number of equity shares in calculating basic earnings per share	362,647,876	363,324,602	363,324,602	362,640,310	363,055,529	363,055,529
Weighted average number of equity shares in calculating diluted earnings per share	365,025,281	370,250,441	370,250,441	365,070,290	369,292,941	369,292,941
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	11.94	11.76	0.13	12.19	25.87	0.29
Diluted earnings attributable to ordinary equity holders of the Parent	11.87	11.54	0.13	12.10	25.43	0.29

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended September 30,			For the six months ended September 30,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	7,475	5,587	63	9,965	13,318	150
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	12,473	15,070	170	24,494	29,276	330
Depreciation and amortisation	5,220	6,284	71	10,063	12,331	139
Change in fair value of warrants	(336)	(143)	(2)	(259)	(119)	(1)
Share based payments	345	229	3	808	445	5
Interest income	(1,160)	(1,047)	(12)	(2,307)	(2,262)	(25)
Others	(434)	391	4	(413)	830	9
Working capital adjustments:
(Increase) / decrease in trade receivables	(2,407)	(466)	(5)	(5,617)	(5,932)	(67)
(Increase) / decrease in inventories	(718)	1,394	16	(79)	(2,284)	(26)
(Increase) / decrease in other financial assets	(71)	(719)	(8)	(684)	(1,743)	(20)
(Increase) / decrease in other non-financial assets	(1,288)	787	9	(1,965)	(2,549)	(29)
(Increase) / decrease in contract assets	(91)	(96)	(1)	(287)	(228)	(3)
Increase / (decrease) in other financial liabilities	(2)	—	—	(2)	3	0
Decrease / (increase) in other non-financial liabilities	1,166	(227)	(3)	(2,105)	(4,061)	(46)
Decrease / (increase) in in trade payables	542	2,992	34	(2,495)	3,619	41
Cash generated from operations	20,714	30,036	338	29,117	40,644	458
Income tax refund / (paid) (net)	(555)	(1,222)	(14)	955	46	1
Net cash generated from operating activities (a)	20,159	28,814	325	30,072	40,690	458
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(20,609)	(31,608)	(356)	(56,915)	(44,523)	(502)
Sale of property, plant and equipment	4	—	—	4	5	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(88,991)	(117,836)	(1,327)	(176,900)	(242,837)	(2,735)
Redemption of deposits having residual maturity more than 3 months and mutual funds	89,530	111,764	1,259	172,458	228,481	2,574
Deferred consideration received	416	—	—	643	—	—
Disposal of subsidiaries, net of cash disposed	4	—	—	4	(1,407)	(16)
Interest received	1,013	519	6	1,716	1,318	15
Investment in energy funds	(1)	(72)	(1)	(77)	(73)	(1)
Investment in optionally convertible debentures	—	(22)	(0)	—	(158)	(2)
Loans given	(102)	(370)	(4)	(124)	(390)	(4)
Investment in jointly controlled entities	(1,250)	—	—	(1,250)	—	—
Net cash used in investing activities (b)	(19,986)	(37,626)	(424)	(60,441)	(59,584)	(671)
Cash flows from financing activities
Shares issued during the period	3	404	5	4	404	5
Payment of lease liabilities (including payment of interest expense)	(278)	(246)	(3)	(344)	(289)	(3)
Proceeds from shares issued by subsidiaries	43	9,557	108	139	9,724	110
Dividend paid to non-controlling interest	—	—	—	—	(613)	(7)
Proceeds from interest-bearing loans and borrowings	90,273	74,370	838	199,760	195,508	2,202
Repayment of interest-bearing loans and borrowings	(73,307)	(52,352)	(590)	(151,415)	(157,677)	(1,776)
Interest paid (including settlement gain / loss on derivative instruments)	(15,480)	(16,875)	(190)	(26,811)	(29,264)	(330)
Net cash generated from financing activities (c)	1,254	14,858	167	21,333	17,793	200
Net increase/ (decrease) in cash and cash equivalents (a) + (b) + (c)	1,427	6,046	68	(9,036)	(1,101)	(12)

Cash and cash equivalents at the beginning of the period	16,558	33,272	375	27,021	40,419	455
Effects of exchange rate changes on cash and cash equivalents	—	19	0	—	19	0
Cash and cash equivalents at the end of the period	17,985	39,337	443	17,985	39,337	443
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0	1	0
Balances with banks:
- On current accounts (net of bank overdrafts)	11,072	20,309	230	11,072	20,309	230
- Deposits with original maturity of less than 3 months	6,913	19,027	213	6,913	19,027	213
Total cash and cash equivalents	17,985	39,337	443	17,985	39,337	443

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30,			For the six months ended September 30,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	4,939	4,675	53	5,333	9,806	110
Less: Finance income	(1,170)	(1,046)	(12)	(2,324)	(2,299)	(26)
Add: Share in loss of jointly controlled entities	78	2	0	123	4	0
Add: Depreciation and amortisation	5,220	6,284	71	10,063	12,331	139
Add: Finance costs and fair value change in derivative instruments	12,597	15,326	173	24,812	29,779	335
Less: Change in fair value of warrants	(336)	(143)	(2)	(259)	(119)	(1)
Add: Income tax expense	2,536	912	10	4,632	3,512	41
Add: Share based payment expense and others related to listing	345	229	3	808	445	5
Adjusted EBITDA	24,209	26,240	296	43,188	53,459	602

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended September 30,			For the six months ended September 30,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(INR)	(INR)	(USD)
Adjusted EBITDA	24,209	26,240	296	43,188	53,459	602
Add: Finance income	1,170	1,046	12	2,324	2,299	26
Less: Interest paid in cash	(11,866)	(14,946)	(168)	(20,311)	(24,787)	(279)
Add: Tax refund	(555)	(1,222)	(14)	955	46	1
Less: Normalised loan repayment	(6,414)	(7,003)	(79)	(9,964)	(11,695)	(132)
Add/ less: Other non-cash items	(564)	471	5	(509)	588	7
Total CFe	5,980	4,586	52	15,683	19,910	224